July 7, 2015

VIA EDGAR

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549-3628 Attn: Ms. Tara Keating Brooks, Mr. Daniel Greenspan and Mr. Jeffery Riedler

Re:	AntriaBio, Inc.
Registration Statement on Form S-1
Filed May 22, 2015
File No. 333-204434

Ladies and Gentlemen:

We are in receipt of the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission’s (the “Commission”) division of corporation finance set forth in your letter dated June 3, 2015 (the “Comment Letter”) regarding the above-referenced filing of AntriaBio, Inc. (the “Company”, “we”, “us”, “our”).  In connection with the above-referenced filing, the Company amended its Registration Statement on Form S-1 (“Amendment No. 1”) to respond to the Staff’s comments set forth in the Comment Letter.

 Set forth below are the Company’s responses to the Comment Letter.  The numbered responses below contain each of the Staff’s comments from the Comment Letter and correspond to the numbered comments contained in the Comment Letter.

Staff Comment

Prospectus Cover Page

1.           Please amend your disclosure on your prospectus cover page, in your Plan of Distribution section, and elsewhere in your registration statement, as applicable, to include a fixed price at which your shares will be sold. Specifically, please include disclosure to the effect that the selling shareholders will sell at a price of $x.xx per share until your shares are quoted in an established public trading market and thereafter at prevailing market prices or privately negotiated prices. Please also discuss the factors that went into the determination of this fixed price. We refer you to Items 501(b)(3) and 505 of Regulation S-K.

U.S. Securities and Exchange Commission
July 7, 2015

Company Response

On June 19, 2015, the Company applied for listing on the OTCQB.  The OTCQB approved the Company’s listing with an effective date of July 1, 2015. As a result, our common stock is now traded on the OTCQB.  Since the OTCQB is recognized as a market for purposes of Item 501(b)(3) of Regulation S-K, we believe that the selling shareholders are not required to offer and sell our common stock at a fixed price or within a bona fide price range.  We have updated the prospectus cover page, the plan of distribution and elsewhere in Amendment No. 1, as applicable, to reflect the Company’s OTCQB listing and filed Amendment No. 1 with the SEC via EDGAR.

*   *   *

U.S. Securities and Exchange Commission
July 7, 2015

The Company hereby acknowledges that:

●	should the Commission of the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the fling ; and

●
the Company may not assert Staff comments and the deceleration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please don’t hesitate to contact the undersigned or the Company’s counsel, Michael L. Weiner, Esq. at (303) 352-1156 or Anthony W. Epps, Esq. at (303) 352-1109.

Thank you very much for your assistance in this matter.

Very truly yours,

ANTRIABIO, INC.

/S/ NEVAN ELAM

Nevan Elam
Chief Executive Officer

cc:	Michael L. Weiner, Esq.
Anthony W. Epps, Esq.